Exhibit 12

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

ALL FIGURES $’000, EXCEPT COVERAGE RATIOS

	Year ended December 31,
	2000	2001	2002	2003	2004
Earnings available for fixed charges:
Income (loss) before income taxes	$10,227	$14,429	$21,672	$12,966	$(2,815)
Less: income from investments accounted for by the equity method	(512)	(695)	(796)	(755)	(706)
Add: Cash distributions from investments accounted for by the equity method	420	809	720	840	773
Add: Fixed charges, net of capitalized interest	24,790	28,176	31,756	40,588	57,296

Total	$34,925	$42,719	$53,352	$53,639	$54,548
Fixed Charges
Interest (includes amortization of issuance costs)	$14,300	$14,918	$16,559	$23,670	$39,343
Interest portion of rent expense	10,490	13,258	15,197	16,918	17,953
Capitalized interest	660	907	354	322	429

Total	$25,450	$29,083	$32,110	$40,910	$57,725
Coverage:
Earnings to fixed charges (deficiency)	1.4	1.5	1.7	1.3	(3,177)

Note: Accreted dividends on Town Sports International, Inc. (“TSI”) preferred stock have been excluded from the fixed charge coverage ratio calculation of Town Sports International Holdings, Inc., the newly formed parent company in 2004. During the periods that the TSI preferred stock dividends were accreted, TSI was the existing parent company of the consolidated group.